# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEVA TECHNOLOGIES, INC., CIK 0001789029
CUSIP: 00835Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001712417
Persons authorized to receive notices and communications: Canaan XI L.P., 2765 Sand Hill Road, Menlo Park, California (CA), 94025, 650-854-8092

## Reporting persons
- Canaan XI L.P. (CIK 0001712417): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,597,039; shared voting power 0; sole dispositive power 3,597,039; shared dispositive power 0; aggregate amount beneficially owned 3,597,039 (6.5% of the class)
- Canaan Partners XI LLC (CIK 0001850694): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,597,039; shared voting power 0; sole dispositive power 3,597,039; shared dispositive power 0; aggregate amount beneficially owned 3,597,039 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AEVA TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Aeva Technologies, Inc., a Delaware corporation formerly known as InterPrivate Acquisition Corp. (the "Issuer"), and is being filed on behalf of the Reporting Persons. This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 22, 2021 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed on December 20, 2021 ("Amendment No. 1" and, together with the Initial Schedule 13D and this Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. The Common Stock is held directly by Canaan XI L.P.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, Canaan XI directly beneficially owns 3,597,039 shares of Common Stock, representing approximately 6.5% of the total outstanding shares of Common Stock based upon 55,022,644 outstanding shares of Common Stock of the Issuer as of May 1, 2025, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2025 as filed with the Securities and Exchange Commission on May 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On June 16, 2025, Canaan XI sold the following shares of Common Stock on the open market: (i) 13,922 shares of Common Stock at a weighted-average price of $23.9141 per share; (ii) 60,868 shares of Common Stock at a weighted-average price of $24.8217 per share; and (iii) 25,210 shares of Common Stock at a weighted-average price of $25.4937 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 24.1 - Power of Attorney

## Signatures
- Canaan XI L.P.: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (07/14/2025)
- Canaan Partners XI LLC: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (07/14/2025)